SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CF FINANCE ACQUISITION CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

12528N206
(CUSIP Number)

December 17, 2018
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 12528N206	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MMCAP International Inc. SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		4,000,000*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		4,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
14.94%**
12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12528N206	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MM Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		4,000,000*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		4,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
14.94%**
12	TYPE OF REPORTING PERSON*
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12528N206	13G	Page 4 of 6 Pages

Item 1 (a). Name of Issuer:

CF Finance Acquisition Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

110 East 59th Street
New York, NY 10022

Item 2 (a). Name of Person Filing:

i) MMCAP International Inc. SPC

ii) MM Asset Management Inc.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

i)      P. O. Box 259
        George Town Financial Centre
        90 Fort Street
  Grand Cayman, Cayman Islands KY1-1208

ii)    66 Wellington Street West, Suite 2707
       Toronto, Ontario M5K 1H6 Canada

Item 2 (c). Citizenship:

i)  Cayman Islands
ii) Ontario, Canada

Item 2 (d). Title of Class of Securities:

Common Stock

Item 2 (e). CUSIP Number:

12528N206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act;

(e) ☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

CUSIP No. 12528N206	13G	Page 5 of 6 Pages

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☑	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 4,000,000*

(b)	Percent of class: 14.94%**

(c)	Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:  0

(ii)  Shared power to vote or to direct the vote:  4,000,000*

(iii) Sole power to dispose or to direct the disposition of:  0

(iv) Shared power to dispose or to direct the disposition of:  4,000,000*

*The reporting person holds 4,000,000 units, consisting of 4,000,000 Class A common shares and warrants convertible into 3,000,000 Class A common shares of the Issuer.  The warrants are not exercisable until the later of December 18, 2019, or 30 days following completion of an initial business combination, and will expire five years after completion of an initial business combination.

**The percentages used herein are calculated based on 26,777,943 outstanding shares of the Issuer as of December 31, 2018.  Pursuant to Rule 13d-3(d)(1), the warrants are excluded from the calculation of the reporting person’s beneficial ownership percentage.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

CUSIP No. 12528N206	13G	Page 6 of 6 Pages

Item 9.	Notice of Dissolution of Group.

      N/A

Item 10.  Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2019
(Date)

MMCAP International Inc. SPC
By: /s/ Matthew MacIsaac Matthew MacIsaac, Director

February 13, 2019
(Date)

MM Asset Management Inc.
By: /s/ Hillel Meltz Hillel Meltz, President